For Immediate Release

NOVADAQ Reports Third Quarter 2015 Financial Results

Toronto, Ontario – October 28, 2015 - Novadaq Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its third quarter ended September 30, 2015. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

For the three months ended September 30, 2015, NOVADAQ reported revenues of $17.0 million, an increase of 40% from $12.1 million in the third quarter of 2014. Product sales increased by $5.2 million, or 47%, primarily due to a 53% increase in capital sales and a 38% increase in recurring revenue.

The following table sets out certain supplemental quarterly revenue and installed base metrics to assist investors in following the Company’s progress over time:

	Q1-2015	Q2-2015	Q3-2015	Change
				(Q3 vs. Q2)

REVENUES (million’s)
Recurring	$4.9	$5.7	$6.1	+7%
Capital	$3.6	$6.5	$7.7	+19%
Total Direct	$8.5	$12.2	$13.8	+13%
Partnered/International	$3.2	$2.9	$3.2	+11%
Total	$11.7	$15.1	$17.0	+13%

INSTALLED BASE
Direct Systems	575	611	647	+6%
Recurring Revenue/Direct System	$8,566	$9,251	$9,352	+1%

The Company estimates that the number of procedures performed using SPY technology systems during the third quarter was approximately 10,500, representing an increase of 15% year-over-year and 10% sequentially over the previous quarter.

Third quarter gross profits of $12.6 million (74% margin) compared to gross profits of $7.8 million (64%) in the same period last year.

Net loss for the 2015 third quarter was $3.7 million, or $0.07 basic loss per share, compared with net income of $3.0 million, or $0.05 basic income per share, in Q3-2014. The change was a result of an increase in operating expenses of $7.2 million and a decrease in warrant revaluation income of $4.3 million. Offsetting these amounts was an increase in gross profit of $4.8 million.

Third quarter 2015 operating burn (cash consumed by operating activities before changes in working capital) was $3.5 million compared to $1.1 million in the third quarter of 2014. This difference in operating burn was mainly driven by increased selling and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure, which was partially offset by an increase in gross profit. During Q3-2015, working capital increased by $2.0 million, driven by increased inventories and accounts receivable, partially offset by increased accounts payable, accrued liabilities, and a decrease in prepaid expenses and other assets.

Cash and cash equivalents were $116.4 million at September 30, 2015, reflecting a decrease of $8.0 million compared to the cash position as at June 30, 2015.

“We had a strong third quarter, characterized by robust growth in both capital sales and recurring revenues, increased gross profits, higher device utilization and the continuing expansion of our installed base,” commented Arun Menawat, NOVADAQ’s President and Chief Executive.

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, October 28, 2015 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13622767 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 150 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at	As at
	September 30,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$116,422,098	$141,447,544
Accounts receivable	18,735,791	13,503,303
Prepaid expenses and other assets	3,420,528	1,205,250
Income taxes recoverable	-	29,341
Inventories	9,396,178	6,798,198
	147,974,595	162,983,636
Non-current assets
Property and equipment, net	14,213,629	13,647,819
Intangible assets, net	18,962,989	20,249,915

Total Assets	$181,151,213	$196,881,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,119,101	$5,345,539
Provisions	371,663	335,204
Deferred revenue	993,016	403,816
Distribution rights payable	250,000	250,000
	14,733,780	6,334,559

Non-current liabilities
Deferred revenue	634,958	551,875
Distribution rights payable	1,708,963	1,630,819
Shareholder warrants	12,776,871	25,873,085

Total Liabilities	$29,854,572	$34,390,338

Shareholders' Equity
Share capital	$322,064,919	$315,651,455
Contributed surplus	15,550,539	12,134,913
Deficit	(186,318,817)	(165,295,336)

Total Shareholders' Equity	$151,296,641	$162,491,032

Total Liabilities and Shareholders' Equity	$181,151,213	$196,881,370

Total number of common shares outstanding	56,199,159	55,572,568

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

Product sales	$16,290,455	$11,111,225	$41,694,967	$30,893,753
Royalty revenue	442,877	488,575	1,435,397	1,163,575
Partnership fee revenue	-	325,000	-	975,000
Service revenue	302,635	203,669	663,371	546,519
Total revenues	17,035,967	12,128,469	43,793,735	33,578,847
Cost of sales	4,476,721	4,326,751	13,077,456	12,160,671
Gross profit	12,559,246	7,801,718	30,716,279	21,418,176

Selling and distribution costs	13,369,862	6,278,449	41,360,587	20,178,568
Research and development expenses	3,981,417	2,802,133	12,732,661	7,388,078
Administrative expenses	1,318,839	2,413,336	6,464,054	6,360,665
Total operating expenses	18,670,118	11,493,918	60,557,302	33,927,311

Loss from operations	(6,110,872)	(3,692,200)	(29,841,023)	(12,509,135)

Finance costs	(26,048)	—	(78,144)	—
Finance income	55,935	50,194	165,622	177,662
Shareholder warrants revaluation adjustment	2,320,640	6,669,270	8,681,901	5,519,528
Gain on investment	—	—	—	25,000
Income (loss) before income taxes	(3,760,345)	3,027,264	(21,071,644)	(6,786,945)
Income tax recovery (expense)	48,163	733	48,163	(15,409)
Net income (loss) and comprehensive income (loss) for the period	($3,712,182)	$3,027,997	($21,023,481)	($6,802,354)
Basic income (loss) and comprehensive income (loss) per share for the period	($0.07)	$0.05	($0.38)	($0.12)
Diluted loss and comprehensive loss per share for the period	($0.11)	($0.06)	($0.52)	($0.22)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income (loss) and comprehensive income (loss) for the period	($3,712,182)	$3,027,997	($21,023,481)	($6,802,354)
Items not affecting cash
Depreciation of property and equipment	1,332,001	1,269,293	3,829,545	3,670,734
Amortization of intangible assets	423,199	239,382	1,286,926	516,422
Stock-based compensation	707,335	1,014,206	3,973,123	3,344,384
Imputed interest on distribution rights payable	26,048	—	78,144	—
Gain on investment	—	—	—	(25,000)
Shareholder warrants revaluation adjustment	(2,320,640)	(6,669,270)	(8,681,901)	(5,519,528)
	(3,544,239)	(1,118,392)	(20,537,644)	(4,815,342)
Changes in non-cash working capital
Increase in accounts receivable	(3,443,309)	(1,180,394)	(5,232,488)	(5,477,327)
Increase in inventories	(1,543,051)	(1,518,847)	(2,597,980)	(2,416,089)
Decrease in income taxes recoverable	29,341	—	29,341	—
Decrease (increase) in prepaid expenses and other assets	305,109	24,747	(2,215,278)	(591,589)
Increase (decrease) in accounts payable and accrued liabilities and provisions	2,340,826	258,182	7,861,884	(913,944)
Increase (decrease) in deferred revenue and deferred partnership revenue	326,854	(121,799)	589,200	(116,784)
Net change in non-cash working capital balances related to operations	(1,984,230)	(2,538,111)	(1,565,321)	(9,515,733)
Increase (decrease) in long term deferred revenue and deferred partnership revenue	(138,232)	13,553	83,083	(650,989)

Cash used in operating activities	(5,666,701)	(3,642,950)	(22,019,882)	(14,982,064)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,728,119)	(921,596)	(5,563,740)	(5,237,984)
Disposals of property and equipment	415,719	248,603	1,168,385	597,080
Purchase of intangible assets including transaction costs	—	—	—	(6,368,753)
Redemption of investment	—	—	—	25,000
Cash used in investing activities	(2,312,400)	(672,993)	(4,395,355)	(10,984,657)

FINANCING ACTIVITIES
Repayment of government assistance	—	—	—	(17,587)
Proceeds from exercise of options	11,740	23,179	742,445	1,130,983
Proceeds from exercise of warrants	—	—	699,209	284,276

Cash provided by financing activities	11,740	23,179	1,441,654	1,397,672

Net decrease in cash and cash equivalents	(7,967,361)	(4,292,764)	(24,973,583)	(24,569,049)
Impact of foreign exchange on cash and cash equivalents	(23,604)	(9,996)	(51,863)	(10,296)
Cash and cash equivalents at beginning of period	124,413,063	162,053,197	141,447,544	182,329,782

Cash and cash equivalents at end of period	$116,422,098	$157,750,437	$116,422,098	$157,750,437